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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934


                             EXCAL ENTERPRISES, INC.
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                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   300902 10 3
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                                 (CUSIP Number)

                              Judith D. Fryer, Esq.
               Greenberg Traurig Hoffman Lipoff Rosen & Quentel
              The MetLife Building, 200 Park Avenue - 15th Floor
                            New York, New York 10166
                                 (212) 801-9200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            January 8 and 20, 1998
        ----------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
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                                                               Page 2 of 9 Pages

CUSIP No.  300902 10 3

(1)   Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
      Persons
           National Income Realty Trust
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(2)   Check the Appropriate Box if a Member of a Group
         (a)  | |                (b)   |_|
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(3)   SEC Use Only
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(4)   Source of Funds  WC
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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
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(6)   Citizenship or Place of Organization  California, USA
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Number of                   (7)     Sole Voting Power    0
Shares Bene-               -----------------------------------------------------
ficially                    (8)     Shared Voting Power  0
Owned by Each              -----------------------------------------------------
Reporting                   (9)     Sole Dispositive Power  0
Person With                -----------------------------------------------------
                           (10)     Shared Dispositive Power 0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
           0
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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(13)  Percent of Class Represented by Amount in Row (11)   0%
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(14)  Type of Reporting Person    OO
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                                                              Page 3 of 9  Pages

CUSIP No.  300902 10 3

(1)   Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Person
           William S. Friedman
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(2)   Check the Appropriate Box if a Member of a Group
         (a)  | |                (b) |_|
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(3)   SEC Use Only
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(4)   Source of Funds   PF
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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
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(6)   Citizenship or Place of Organization      USA
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Number of                   (7)     Sole Voting Power    0
Shares Bene-               -----------------------------------------------------
ficially                    (8)     Shared Voting Power  0
Owned by Each              -----------------------------------------------------
Reporting                   (9)     Sole Dispositive Power  0
Person With                -----------------------------------------------------
                           (10)     Shared Dispositive Power 0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
           0
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   0%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person    IN
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                                                               Page 4 of 9 Pages

Item 1. Security and Issuer.

        (a) Title and Class of Security: This statement relates to the shares of common stock, par value $.001 per share, of Excal Enterprises, Inc. ("Excal"), a Delaware corporation (the "Common Stock").

        (b)     Issuer: EXCAL ENTERPRISES, INC.
                               100 N. Tampa Street
                               Suite 3575
                               Tampa, Florida  33602


Item 2. Identity and Background.

        I.      National Income Realty Trust

        2(a)    Name: National Income Realty Trust (the "Trust")

        2(b)    State or Place of Organization: California

        2(c)(i) Principal Business: The Trust is a California business trust that has elected to be treated as a Real Estate Investment Trust under the Internal Revenue Code of 1986. The Trust's business is investing in real estate through direct acquisitions and partnerships and, to a lesser extent, financing real estate and real estate related activities through mortgage loans.

       2(c)(ii) Address of Principal Business: 280 Park Avenue, East Building,
                20th Floor, New York, New York 10017

      2(c)(iii) Address of Principal Office: 280 Park Avenue, East Building,
                20th Floor, New York, New York 10017

        2(d) Criminal Convictions: The Trust has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        2(e) Violations of Federal or State Securities Laws: The Trust was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 5 of 9 Pages

        II.     William S. Friedman

        2(a)    Name: William S. Friedman

        2(b) Business Address: 280 Park Avenue, East Building, 20th Floor, New York, New York 10017

        2(c)(i) Present Principal Employment: (a) President, Chief Executive
                Officer and Trustee of the Trust, (b) Director and Chief Executive Officer of Tarragon Realty Advisors, Inc., a company responsible for the day-to-day management of the Trust and (c) officer and director of Tarragon Management, Inc., a wholly-owned subsidiary of Tarragon Realty Advisors, a company responsible for management of the Trust's properties.

       2(c)(ii) Principal Business and Address of Mr. Friedman: Officer and
                Trustee of The Trust, 280 Park Avenue, East Building, 20th Floor, New York, New York 10017.

        2(d) Mr. Friedman has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        2(e) Mr. Friedman was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        2(f)    Mr. Friedman is a citizen of the USA.

Item 3. Source and Amount of Funds or Other Consideration.

        I.      National Income Realty Trust

                During the period from April 17, 1997 through April 25,
                1997, the Trust acquired an aggregate of 398,000 shares of Common Stock in open market purchases using its working capital. The purchase price per share ranged from $2.6458 to $3.125 per share. On September 12, 15, and 23, 1997, the Trust disposed of an aggregate of 300,000 shares of Common Stock in open market transactions. The sale price per share ranged from $5.25 to $5.68 per share. On January 8, 1998, the Trust disposed of its remaining 98,000 shares of Common Stock at a sale price per share of $4.1875 per share.

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                                                               Page 6 of 9 Pages

        II.     William S. Friedman

                On May 1, 1997, Mr. Friedman acquired an aggregate of 202,000 shares of Common Stock at a purchase price of $3.125 per share in open market purchases using his personal funds. Mr. Friedman sold the 202,000 shares on January 20, 1998 at a sale price of $4.3125 per share.


Item 4.         Purpose of Transactions.

        I.      National Income Realty Trust

        II.     William S. Friedman

                Mr. Friedman and the Trust sold the shares in order to realize the appreciation in the value of the Common Stock;

Item 5.         Interest in Securities of the Issuer.

        I.      National Income Realty Trust

        (a)     Aggregate Number: No shares of Common Stock. Percentage: N/A.

        (b)     Power to Vote/Dispose of Securities: Not Applicable.

        (c)     Not Applicable.

        (d)     Not Applicable.

        (e)     Not Applicable.

        II.     William S. Friedman

        (a)     Aggregate Number: None. Percentage: N/A.

        (b)     Power to Vote/Dispose of Securities: Not Applicable.

        (c)     Not Applicable

        (d)     Not Applicable

        (e)     Not Applicable

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                                                               Page 7 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.


Item 7. Material to be Filed as Exhibits.

        None.


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                                                               Page 8 of 9 Pages

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         NATIONAL INCOME REALTY TRUST


DATED:  January 30, 1998                  /s/ William S. Friedman
                                         ------------------------
                                         By: William S. Friedman,
                                              Trustee


DATED:  January 30, 1998                  /s/ William S. Friedman
                                         ------------------------
                                         William S. Friedman




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                                                               Page 9 of 9 Pages

                                                                       EXHIBIT A




                             CONSENT TO JOINT FILING


        National Income Realty Trust and William S. Friedman hereby consent to the joint filing of this Amendment No. 3 to Schedule 13D with respect to the common stock of Excal Enterprises, Inc. and agree that this Amendment No. 3 to
Schedule 13D is filed on behalf of each of them.




                                          NATIONAL INCOME REALTY TRUST


DATED:  January 30, 1998                   /s/ William S. Friedman
                                          ------------------------
                                          By: William S. Friedman,
                                               Trustee

                                           /s/ William S. Friedman
                                          ------------------------
DATED:  January 30, 1998                  William S. Friedman